August 8, 2024

Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)
 on behalf of the following series:

 T. Rowe Price Emerging Markets Bond Fund (“Acquiring Fund”)

 File No.: 333-281414

Dear Mr. Greenspan:

This correspondence is being submitted to document under the file number set forth above the comments and responses provided in connection with a withdrawn registration statement on Form N-14. On May 29, 2024, the Registrant filed a registration statement on Form N-14 relating to the reorganization of the T. Rowe Price Institutional Emerging Markets Bond Fund into the I Class of the Acquiring Fund. We were provided with comments by Daniel Greenspan and John Kernan on that registration statement, after which we filed a pre-effective amendment that resolved all of those comments and updated other information as appropriate. Upon filing a request for acceleration of effectiveness, it was determined that an administrative error occurred (which led to the acquired fund being listed as a co-registrant) with respect to the initial Form N-14. As a result, that Form N-14 registration statement, and amendments thereto, was withdrawn and a new Form N-14 registration statement was filed to correct that administrative error. The new Form N-14 contains the same information as the previous pre-effective amendment that was going to be declared effective by the staff.

Below are the comments and responses that were previously filed under a different file number.

*           *           *

The following is in response to comments provided by Daniel Greenspan on July 3, 2024, and comments provided by John Kernan on June 26, 2024, regarding the Registrant’s Registration Statement filed on Form N-14 (the “N-14 Registration Statement”) under Section 8(a) of the Securities Act of 1933. The N-14 Registration Statement was filed on May 29, 2024, and relates to the reorganization of the T. Rowe Price Institutional Emerging Markets Bond Fund into the I Class of the Acquiring Fund. Mr. Greenspan’s comments on the N-14 Registration Statement and our responses to those comments are set forth below, followed by Mr. Kernan’s comments on the N-14 Registration Statement and our responses to those comments.

Comment (from Daniel Greenspan):

In the Summary, under “What does the Plan provide for?” it states the following: The Plan provides for the transfer of substantially all the assets and liabilities of the Institutional Fund to the Acquiring Fund in exchange for I Class shares of the Acquiring Fund.

Please supplementally provide an explanation why the sentence refers to “substantially all the assets and liabilities” and not “all the assets and liabilities.”

Response:

By selling certain holdings that cannot be transferred prior to the reorganization, our goal is to transfer all assets and liabilities. However, there may be certain assets and liabilities that are unexpectedly unable to be transferred so the reference to “substantially all” is included in case this were to occur. In addition, the term “substantially all” is generally used to refer to the quantity of assets (i.e., 90% of net assets and 70% of gross assets) that must be transferred in order to qualify a transaction as a tax-free reorganization.

We note that Paragraph 1.A of the Plan of Reorganization sets forth this “substantially all” concept by providing that the assets of the Acquired Fund to be acquired by the Acquiring Fund shall constitute at least 90% of the fair market value of the net assets of the Acquired Fund and at least 70% of the fair market value of the gross assets of the Acquired Fund as described on the Valuation Date. In addition, Paragraph 1.C provides for the event that certain assets and liabilities may be excluded from the transfer.

Comment (from Daniel Greenspan):

In the Summary, under “Who will pay for the Reorganization?” it indicates that the expenses incurred to execute the Reorganization will be paid by the Funds. Please confirm how those expenses will be allocated between the Funds.

Response:

All expenses incurred to execute the Reorganization will be borne equally by the two Funds, except for the charges relating to the printing and mailing of the information statement, which will be borne solely by the T. Rowe Price Institutional Emerging Markets Bond Fund. This is disclosed more clearly later on page 48 of the information statement, which states the following:

The total expenses associated with the Reorganization (including legal expenses, audit expenses, expenses related to printing and mailing the Statement and related regulatory documents to shareholders, brokerage expenses and transaction costs, taxes, and any nonrecurring extraordinary items) are estimated to be approximately $28,300, with $14,800 borne by the Institutional Fund and $13,500 borne by the Acquiring Fund.

Comment (from Daniel Greenspan):

With respect to the fees and expenses shown on page 7, if at all practicable the fees shown should be no older than 6 months old. Please confirm whether these figures can be updated to a more recent date.

Response:

In our next filing, the fee table and expense example will be updated as of June 30, 2024.

Comment (from Daniel Greenspan):

Under “Reasons for the Reorganization,” supplementally confirm that the disclosure reflects all of the Board’s considerations, both against and in favor of, the reorganization.

Response:

We confirm that the disclosure reflects all of the Board’s relevant considerations, both against and in favor of, the reorganization.

Comment (from John Kernan):

If you file an amendment, please consider updating the capitalization table with data as of a current date or communicate to the Staff that there are no material differences in the data as compared to the current information provided. Any data updated as of a current date should be within 30 days and no older than the last regulatory filing.

Response:

In our next filing, the capitalization table will be updated as of June 30, 2024.

Comment (from John Kernan):

Please ensure that the consents from the funds’ independent accountants are dated within 5 days of the filing date of any future amendment.

Response:

The consents from the funds’ independent accountants will be dated within 5 days of the filing date of the amendment, and any additional amendments, that we file.

*           *           *

If you have any questions about this response, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/ Brian R. Poole
Brian R. Poole
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.